UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-40405

JIUZI HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Entry into Share Purchase Agreement

On September 29, 2024, Jiuzi Holdings, Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) by and among Keda Technology Ltd, a British Virgin Islands company (the “Purchaser”), and Jiuzi (HK) Limited, a Hong Kong company, pursuant to which the Company agreed to sell, and the Purchaser agreed to purchase from the Company, 100% of the Company’s equity interest in Jiuzi (HK) Limited for US$1,000,000 (the “Transaction”).

Jiuzi (HK) Limited owns (i) a 100% direct shareholding in Zhejiang Navalant New Energy Automobile Co., Ltd., a PRC company engaged in the retail and rental of new energy vehicles (“NEVs”), the sale of vehicle components and other related activities, (ii) a 100% direct shareholding in Zhejiang Jiuzi New Energy Holding Group Co., Ltd., a PRC company engaged in the research and development of automotive components, technical services, and the sale of NEVs, accessories, charging infrastructure, and spare parts, (iii) a 100% indirect shareholding in Zhejiang Jiuzi New Energy Vehicles Co., Ltd., a PRC company engaged in the wholesale and retail sale of NEVs and vehicle maintenance products, technology and marketing services, vehicle rental and registration services, (iv) a 100% indirect shareholding in Jiuzi HaoChe Supply Chain Co., Ltd., a PRC company engaged in supply chain management services, automobile sales, (v) a 100% indirect shareholding in Hangzhou Zhitongche Technology Co., Ltd., a PRC company engaged in technical and development services, consulting services, and the sale and rental of NEVs, (vi) a 59% indirect shareholding in Shangli Jiuzi New Energy Vehicles Co., Ltd., a PRC company engaged in the retail sale and rental of NEVs and other related activities and (vii) a 90% indirect shareholding in Guangxi Nanning Zhitongche New Energy Technology Co., Ltd., a PRC company engaged in technical services, technology development and consulting services, the rental and sale of NEVs, business consulting services and other related activities.

The Transaction is expected to close before the end of 2024 and is subject to various conditions to closing, including, the receipt by the Company’s board of directors of a valuation report from a designated financial advisor.

The SPA is filed as Exhibit 99.1 to this Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits.

Exhibit No.	Description
99.1	Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jiuzi Holdings Inc.

Date: October 11, 2024	By:	/s/ Tao Li
Tao Li
Chief Executive Officer

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